

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2023

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
175 Greenwich Street, 59th Floor
New York, New York 10007

> **Re: StubHub Holdings, Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted June 30, 2023**
> **CIK No. 0001337634**

Dear Eric H. Baker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form S-1 submitted June 30, 2023

Prospectus Summary
Our Market Opportunity, page 13

1.   We note that you continue to use 2019 to estimate your SAM and TAM, but you deleted your disclosure that you are using such data "to account for the impact of the COVID 19 pandemic . . . ." Further, where you disclose on page 71 that "[w]e believe we operate the largest global marketplace where fans can buy and sell tickets to live events," we note that you continue to rely upon public regulatory filings and equity research reports from 2019. Please revise your market statements as of a more recent year such as 2022. In the alternative, elaborate upon why using data from 2019 continues to provide a reasonable basis for your market opportunity estimate and market position.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Comparison of the Years Ended December 31, 2022 and 2021, page 80</u>

2. We note that revenues increased 55%, whereas GMS increased 67% for the year ended December 31, 2022. Please discuss and quantify the extent to which changes in revenue are attributable to changes in prices or to changes in volume. In addition, we note that cost of revenue increased as a percentage of revenue. Please tell us your consideration for disclosing any known trends in the relationship between these costs and revenues. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K.

<u>Liquidity and Capital Resources</u>
<u>Cash Flows, page 94</u>

3. Please revise to explain the underlying drivers of the changes in your cash flows used in operating activities. For instance, explain what caused the changes in the payments due to buyers and sellers. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

 You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services

cc: Alison A. Haggerty